Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 18 DATED AUGUST 12, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	Update the description of our management to reflect a recent change in its composition;
●	Update our net asset value per share as of June 30, 2025;
●	Update our description of common shares; and
●	Update our plan of operation.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	38	Chief Executive Officer
Kevin Moclair	52	Chief Accounting Officer and Treasurer
Tara Horne	40	Chief Compliance Officer
Eric Levy	38	Managing Director

*As of August 12, 2025.

Effective as of August 1, 2025, Tara Horne is serving as the Chief Compliance Officer of our Manager, RM Adviser, LLC.

The following information supplements, and should be read in conjunction with the section of our Offering Circular captioned “Management – Executive Officers of Our Manager”:

Tara Horne has served as the Chief Compliance Officer of our Manager since August 2025, and previously served in this role from June 2023 to February 2025. Ms. Horne is responsible for managing all compliance and regulatory matters for our Manager. Since May 2022, Ms. Horne has served as a Director of Investment Adviser and Broker Dealer Compliance at DFP Partners where she provides comprehensive compliance-related services to support registered investment advisers and registered broker-dealers, including compliance program ownership and supervision and oversight of firm activities. DFP Partners is engaged with RM Adviser, LLC as a compliance partner. From December 2009 to May 2022, Ms. Horne served in various roles for National Regulatory Services, including senior compliance consultant, manager and compliance examiner of the audit solutions program in which roles she provided compliance support to various clients. During her career as a compliance professional in the financial services industry, Ms. Horne has completed thousands of mock regulatory exams and has extensive experience leading firms through the investment adviser and broker-dealer registration process as well as developing robust control and operational frameworks for a variety of financial institutions, including broker-dealers, clearing agencies, registered investment advisers, private funds and investment banking firms. Ms. Horne is a Certified Anti-Money Laundering Specialist and holds a designation as an Investment Adviser Certified Compliance Professional. Ms. Horne also holds Series 7 and Series 24 licenses. Ms. Horne has a Bachelor of Science in Business Marketing and Finance from California State University of Long Beach, California.

Net Asset Value Per Share as of June 30, 2025

On August 12, 2025, our board of managers determined that our net asset value (“NAV”) per share is $7.73 as of June 30, 2025. This NAV per share will be effective until updated by us on or about September 30, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2025 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2025.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common shares at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective August 12, 2025, the offering price per share is $7.73, our NAV per share as of June 30, 2025.

Description of Our Common Shares

The following table supplements the section of our Offering Circular captioned “Description of Our Common Shares—Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	June 30, 2025	March 31, 2025
ASSETS:
Real estate investments, at fair value	$72,915	$82,066
Real estate debt investments, at fair value	6,934	6,934
Marketable securities, at fair value	2,503	2,599
Cash and cash equivalents	9,031	3,138
Interest receivable	548	390
Other assets	19	53
Total assets	$91,950	$95,180

LIABILITIES:
Accounts payable and accrued expenses	$471	$443
Due to related party	103	92
Distributions payable	461	496
Settling subscriptions payable	1,133	1,147
Other liabilities	—	—
Total liabilities	$2,168	$2,178

NET ASSETS
Net assets consist of:
Members’ equity	$72,958	$72,980
Retained earnings	15,309	12,468
Net adjustments to fair value	1,515	7,554
NET ASSETS	$89,782	$93,002
NET ASSET VALUE PER SHARE	$7.73	$7.97

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of August 12, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $352 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us is approximately $726 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares—Valuation Policies.”